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                          July 20, 2022

       Michael Porcelain
       President and Chief Executive Officer
       Comtech Telecommunications Corp.
       68 South Service Road, Suite 230
       Melville, NY 11747

                                                        Re: Comtech
Telecommunications Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed July 13, 2022
                                                            File No. 333-266120

       Dear Mr. Porcelain:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Louis Rambo